Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-234057

FREE WRITING PROSPECTUS RULE 433

FINAL PRICING ANNOUNCEMENT

Issuer:

The Republic of Italy.

Securities Offered:

US$ 2,500,000,000 principal amount of 4.000% Notes due October 17, 2049.

Maturity Date:

October 17, 2049 for the Notes.

Spread to Treasury:

194.75 bps

Treasury Yield:

4.022%.

Benchmark Treasury:

UST 2.250% due August 15, 2049.

Redemption Basis:

At par.

Initial Price to Public:

99.619% of the principal amount of the Notes.

Purchase Price by the Underwriters:

99.369% of the principal amount of the Notes.

Underwriting Commission:

0.250% of the principal amount of the Notes.

Interest Rate:

The Notes will bear interest from October 17, 2019 at the rate of 4.000% per annum, payable on April 17, 2020 and thereafter semi-annually in arrear in two equal payments.

Interest Payment Dates:

April 17 and October 17 of each year commencing April 17, 2020, unless any Interest Payment Date would otherwise fall on a day which is not a Banking Day, in which case the interest Payment Date shall be the immediately succeeding Banking Day without any interest or other payment as a result of the delay.  Interest will be paid to the persons in whose names the Notes are registered at the close of business on the preceding April 3 and October 3 as the case may be (the “Record Date”).  Interest will be calculated on the basis of a 360-day year of twelve 30-day months.  “Banking Day” means any day that is a day on which banking institutions in The City of New York are not generally authorized or obligated by law, regulation or executive order to close.

Listing:

Application has been made to list the Notes on the Luxembourg Stock Exchange and EuroMOT (Mercato Telematico Eurobbligazioni).

Additional Selling Restrictions:

The Notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this Prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.4 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the Underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Form and Settlement:

The Notes will be issued in the form of one or more global notes in fully registered form, in a minimum denomination of US$200,000 and integral multiples of US$1,000 in excess thereof, without coupons, which will be deposited on or about October 17, 2019 (the “Closing Date”) with Citibank, N.A. as custodian for, and registered in the name of Cede & Co. as nominee of, The Depository Trust Company (“DTC”).  Subject to certain exceptions, beneficial interests in the global notes will be represented through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC.  Investors may elect to hold interests in the global notes through DTC in the United States or through Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”), in Europe, if they are participants in such systems, or indirectly through organizations that are participants in such systems.  Euroclear and Clearstream will in turn hold interests in the global notes as indirect participants in DTC.  Subject to certain exceptions, owners of beneficial interests in the global notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes under the Notes or the fiscal agency agreement governing the Notes.  It is expected that delivery of the Notes will be made, against payment therefore in same-day funds, on or about October 17, 2019.

Stabilization

In connection with the offering, Barclays Bank PLC or any person acting for Barclays Bank PLC may over-allot notes or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail. However, there is no obligation on Barclays Bank PLC or any of its agents, to do this. Such transactions may be effected on the Luxembourg Stock Exchange, EuroMOT (Mercato Telematico Eurobbligazioni), in the over-the-counter market or otherwise.  Such stabilization, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Any stabilization action or over-allotment must be conducted in accordance with all applicable laws and rules.

Withholding Tax:

Principal of and interest on the Notes are payable by Italy without withholding or deduction for Italian withholding taxes subject to certain exceptions, including withholding taxes that may be imposed pursuant to the EU Directive on the taxation of savings income.

Redemption:

The Notes are redeemable by Italy under the mandatory redemption provisions or at Italy’s election.

Collective Action Clauses:

The Notes will contain provisions regarding voting on amendments, modifications and waivers.  These provisions are commonly referred to as collective action clauses.  Under these provisions, Italy may amend certain key terms of the Notes, including the maturity date, interest rate and other payment terms, with (i) the consent of  the holders of 75% of the aggregate principal amount of the outstanding Notes; or (ii) a written resolution signed by or on behalf of holders of at least 66 2/3%of the aggregate principal amount of the outstanding Notes.

Governing Law:

The Notes shall be governed by, and interpreted in accordance with, the laws of the State of New York.

Underwriting:

The Underwriters named below, acting through their representatives, Barclays Bank plc, J.P. Morgan Securities plc and HSBC Bank plc, have jointly and severally agreed, subject to the terms and conditions set forth in the Form Underwriting Agreement filed as Exhibit B to the Registration Statement under Schedule B (333-234057), as amended by and adhered to by the Underwriters by means of a Pricing Agreement dated as of October 10, 2019 (as amended, the “Underwriting Agreement”), to purchase from Italy the principal amount of each series of the Notes set forth opposite their name below:

	Principal Amount
	of 2049 Notes
Underwriter	to be Purchased
Barclays Bank plc	US$	725,000,000
HSBC Bank plc	US$	725,000,000
J.P. Morgan Securities plc	US$	725,000,000
Banca IMI S.p.A	US$	25,000,000
BNP Paribas	US$	25,000,000
BofA Securities Europe S.A.	US$	25,000,000
Citigroup Global Markets Limited	US$	25,000,000
Crédit Agricole Corporate and Investment Bank	US$	25,000,000
Deutsche Bank A.G., London Branch	US$	25,000,000
Goldman Sachs International Bank	US$	25,000,000
MPS Capital Services Banca per le Imprese S.p.A.	US$	25,000,000
Morgan Stanley & Co. International plc	US$	25,000,000
NatWest Markets Plc	US$	25,000,000
Nomura International plc	US$	25,000,000
Société Générale	US$	25,000,000
UniCredit S.p.A.	US$	25,000,000

Total	US$	2,500,000,000

Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all the Notes, if any are taken.

The Underwriters propose to offer the Notes at the public offering price.  After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

Italy has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933.

Certain of the Underwriters and their respective affiliates may have from time to time performed investment banking and/or commercial banking services for Italy in the ordinary course of business and may do so in the future.  Citigroup Global Markets Limited is an affiliate of Citibank, N.A., which is acting as Fiscal Agent, Paying Agent and Registrar with regard to the Notes.

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The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at: www.sec.gov. Alternatively, copies of the preliminary prospectus may be obtained from Barclays Bank plc, 5 North Colonnade, Canary Wharf, London E14 4BB, United Kingdom, telephone 1-888-603-5847 or by emailing barclaysprospectus@broadridge.com, HSBC Bank plc, 8 Canada Square, London E14 5HQ, United Kingdom, telephone: +44 20 7991 8888 or by emailing transaction.management@hsbcib.com, or J.P. Morgan Securities plc, 25 Bank Street, Canary Wharf, London E14 5JP, United Kingdom, telephone: +44 20 7777 2000 or by emailing Head_of_EMEA_DCMG@jpmorgan.com.

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